

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 1, 2006

James A. Cooley
Chief Financial Officer
Alliance One International, Inc.
512 Bridge Street
Danville, Virginia 24541

   Re: **Alliance One International, Inc.**
      Form 10-K for the Year Ended March 31, 2005
      Filed on June 14, 2005
      File number 0-06529

Dear Mr. Cooley:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           April Sifford
           Branch Chief

cc: Sandy Eisen